UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  1-11064

(CHECK ONE):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form N-SAR
	☐	Form N-CSR

For Period Ended: April 1, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BriteSmile, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

460 North Wiget Lane

(Address of Principal Executive Office (Street and Number))

Walnut Creek, California 94598

(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

BriteSmile, Inc. (the “Company”) sold its Associated Centers business in March 2006.  The Company had entered into an agreement to sell its remaining business-its Centers business-in January 2006, but the agreement was terminated on May 1, 2006.  The sale of the Company’s Associated Centers business and the proposed sale of the Company’s Centers business placed extraordinary and unanticipated demands on the Company’s management and finance staff.  In addition, this reporting period will be the first period in which BriteSmile will adopt FAS 123R, which is adding additional work and time to close the results on the quarter. The sale and proposed sale of the Company’s businesses also caused increased turnover among the Company’s management and finance staff.  Due to the increased turnover and the increased demands placed on management and staff, the Company’s management requires additional time to compile and verify the data required to be included in the Company’s quarterly report on Form 10-Q for the quarter ended April 1, 2006.  The Company plans to file its quarterly report on Form 10-Q for the quarter ended April 1, 2006 within five days of the date the Form 10-Q was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Czaja, Chief Financial Officer	925-941-6260

(Name)	(Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BriteSmile, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 16, 2006	By	/s/ KENNETH CZAJA

Kenneth Czaja
Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representatives authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

          INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Schedule IV (3)

Revenues for the first quarter of 2006 decreased by approximately 9% compared to the same period in 2005, in part due to the sale of the Associated Center business on March 13, 2006. Net income for the first quarter of 2006 is expected to be in the range of $10 to $12 million, as a result of the gain on the sale of the Associated Center business to Discus Dental and the settlement of a patent lawsuit with Discus Dental. This compares to a net loss of $3.2 million in the first quarter of 2005. All of the revenue amounts referenced in this schedule were generated by the Company’s Center and Associated Center operations.  The financial statements contained in the 10-K are being prepared in accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”   Accordingly, the results of operations for the Centers and the Associated Centers will be reflected in the Form 10-Q as discontinued operations.